UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           MAGAL SECURITY SYSTEMS LTD.
                           ---------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS1.00 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M6786D 10 4
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 24, 2003
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6786D 10 4

1      NAME OF REPORTING PERSON: Mira Mag Inc.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                         (b) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS:  BK

5      CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
        TO  ITEMS  2(d) or 2(e):                             [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION:  Liberia

NUMBER OF      7     SOLE VOTING POWER: 4,180,098   shares of Ordinary Shares
SHARES
BENEFICIALLY   8     SHARED VOTING POWER:  0 shares of Ordinary Shares
OWNED BY
EACH           9     SOLE DISPOSITIVE POWER: 4,180,098 shares of Ordinary Shares
REPORTING
PERSON WITH    10    SHARED DISPOSITIVE POWER: 0  shares of Ordinary Shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON: 4,180,098  shares of Ordinary Shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):54.3 %

14     TYPE OF REPORTING PERSON: HC, CO

Item 1.        Security and Issuer

        This Statement on Schedule 13D relates to the Ordinary Shares, NIS 1.0 par value (the "Ordinary Shares"), of Magal Security Systems, Ltd., an Israeli corporation (the "Issuer"). The principal executive offices of the Issuer are located 17 Altalef Street, Yahud Industrial Zone, 56100, Israel.

Item 2.        Identity and Background

        This statement is being filed by Mira Mag Inc., ("Mira Mag") a Liberian company. The business address of Mira Mag is c/o International Trust Company of Liberia, 80 Broad Street, City of Monrovia, County of Montserrado, Republic of Liberia. Mira Mag's directors are Messrs Stanley Fleisher and Jacob Even Ezra.

        During the last five years, neither Mira Mag, nor, any of its directors and executive officers listed on Schedule I hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

        The purchase price to be paid for the acquisition of 914,516 Ordinary Shares of the Issuer form Israel Aircraft Industries Ltd., is $7.00 per share, or $6,401,612 in total.

        It is anticipated that all or part of the consideration for the purchase of the shares will be funded from the proceeds of a bank loan.

Item    4.     Purpose of Transaction

        Mira Mag, the Issuer's principal shareholder entered into an agreement with Israel Aircraft Industries Ltd., to purchase all of the of the Issuer's shares held by Israel Aircraft Industries Ltd., in a private transaction.


Item 5.        Interest in Securities of the Issuer

        (a) and (b) Mira Mag is the holder of 4,180,098 Ordinary Shares of the Issuer, or approximately 54.3% of the 7,696,517 Ordinary Shares of the Issuer's issued and outstanding shares as of July 24, 2003. Mira Mag is a holding company in which The Eurona Foundation holds 84.5%, and Jacob Even-Ezra's three children, holds 15.5% of the outstanding shares. Mr. Even-Ezra has served as the Issuer's chairman of the Board and Chief Executive Officer since 1984. The purpose of the Eurona Foundation, the trustees of which are Prinz Michael von Liechtenstein, Altenbach 8, P.O. Box 339, FL 9490 Vaduz, Liechtenstein, and Nathan Kirsh,

Kapola Estate, Ezulwini, Swaziland, is to provide for the education, maintenance and support of the family of Nathan Kirsh and such other persons as the foundation's board may determine. Jacob Even-Ezra beneficially owns all of the shares of the Issuer held by Mira Mag in which his children, Ornit Dekel and Guy and Asaf Even-Ezra, have an interest.

        (c) Except for the transactions described in Item 4 above, Mira Mag has not effected, any transactions in the shares of Ordinary Shares of the Issuer during the sixty (60) days prior to the filing of this Statement.

(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        The purchase of the shares of the Issuer held by Israel Aircraft Industries Ltd. will be made in two tranches. In the first tranche, which is expected to take place before August 15, 2003, Mira Mag will purchase 743,088 shares of the issuer. Mira Mag will then purchase the balance of 171,428 shares, in three installments over a 12-month period.

        In a shareholder agreement in May, 1995, Mira Mag and Israel Aircraft Industries Ltd. agreed, among other things, to provisions relating to the election of directors and the grant of first refusal rights on future sales of the Issuer's ordinary shares. The shareholders agreement between Mira Mag and Israel Aircraft Industries Ltd. will terminate upon the completion of the first tranche.

        Item 7.       Material to be filed as Exhibits

Exhibit 1.     Form of Stock Purchase Agreement.

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.


Date:   August 4, 2003

                                            Mira Mag Inc.

                                            /s/ Jacob Even Ezra
                                            -------------------
                                            By: Jacob Even Ezra
                                            Title: Director